EXECUTION COPY

NON-COMPETITION AND COMMITMENT AGREEMENT

     THIS NON-COMPETITION AND COMMITMENT AGREEMENT (this “Agreement”), dated as of April 25, 2005, is by and between PEC SOLUTIONS, INC., a Delaware corporation (the “Company”), and PAUL G. RICE, an individual residing at 4378 Montreux Road, Warrenton, VA 20187 (“Executive”). Capitalized terms not defined herein have the meanings ascribed to such terms in the Agreement and Plan of Merger dated of even date herewith (as the same may be amended from time to time, the “Merger Agreement”), by and among the Company, NORTEL NETWORKS INC., a Delaware corporation (“Parent”), and PS MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”).

     WHEREAS, Parent, Purchaser and the Company propose to enter into the Merger Agreement which provides for Purchaser to make a tender offer (the “Offer”) for the outstanding shares of Company Common Stock and the merger of Purchaser with and into the Company (the “Merger”), upon the terms and subject to the conditions of the Merger Agreement;

     WHEREAS, Executive is a founder and senior executive of the Company, and Parent believes that Executive’s continued service and loyalty to the Company after the Merger is critical to preserving and assuring the value of the business being acquired by Parent through the Merger Agreement;

     WHEREAS, Executive and certain Affiliates of Executive own a substantial number of shares of Company Common Stock and Company Stock Options and, by virtue of such ownership, will be paid significant cash consideration pursuant to the terms of the Merger Agreement upon completion of the Offer and Merger;

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that Executive agree, and, in order to induce Parent and Purchaser to enter into the Merger Agreement and in recognition of the significant consideration that will be paid to Executive and his Affiliates in their capacity as stock and option holders of the Company, Executive is willing to agree, to (a) certain non-competition and other restrictive covenants, (b) continue to serve as a regular full-time executive of the Company through the second anniversary of the Closing Date, (c) forfeit certain investment property to the Company as liquidated damages in the event he fails to fulfill his employment commitment to the Company, (d) utilize the cash payment he will receive in connection with the cancellation of his vested Company Stock Options pursuant to Section 3.3(a) of the Merger Agreement to purchase certain marketable securities for deposit into an escrow account to fund such liquidated damages obligation, (e) the termination of his rights under the Company’s Key Executive Severance Plan, and (f) such other matters as are set forth herein, in each case as more fully described in this Agreement; and

     WHEREAS, prior to the date of this Agreement, Executive and the Company entered into that certain Employment Agreement dated January 1, 2000 (the “Employment Agreement”) and that certain Employee Confidentiality and Inventions Agreement dated October 1, 1985 (the “Inventions Agreement,” and together with the Employment Agreement, the “Existing Agreements”).

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the Company and Executive agree as follows:

ARTICLE I

EFFECTIVENESS OF AGREEMENT

     This Agreement shall become effective on the date hereof but shall be null and void ab initio and of no further force and effect if the Merger Agreement is terminated pursuant to Section 9.1 thereof prior to the date Parent accepts for payment any shares of Company Common Stock pursuant to the Offer.

ARTICLE II

EMPLOYMENT AGREEMENT; KEY EXECUTIVE SEVERANCE PLAN

     2.1 Ratification of Employment Agreement. Executive confirms that Executive has executed and delivered to the Company the Employment Agreement and the Invention Agreement in the forms of Exhibits A and B hereto, respectively, and that there have been no oral or written modifications or amendments to, or waivers of, the provisions of the Existing Agreements. Executive agrees with the Company that the Existing Agreements shall continue in full force and effect after the Merger with respect to Executive’s employment with the Company. In the event of any inconsistency or conflict between this Agreement and the Existing Agreements, the provisions of this Agreement shall control.

     2.2 Agreement to Continue Service as a Company Executive. Except for Good Reason (as defined below), Executive hereby agrees not to terminate his regular full-time employment with the Company prior to the second anniversary of the Closing Date. Executive, however, acknowledges that this Agreement does not constitute a contract of employment; and nothing in this Agreement shall limit the Company’s right to terminate Executive’s employment at any time and for any reason (subject only to the express terms of the Employment Agreement).

     2.3 Cross Default. Any breach or failure to perform by Executive under this Agreement shall constitute a breach or failure to perform by Executive under the Employment Agreement.

     2.4 Employment Programs; Changes in Job Title and Reporting Lines. Executive understands and agrees that, after completion of the Offer and the Merger, the Company and Parent may commence the integration of some or all of the Company’s existing compensation, benefits and other employment plans, policies, programs and practices (“Employment Programs”) with those of Parent and/or other Affiliates of the Company, and that the Company and its Affiliates may make changes in their Employment Programs as it or they deem appropriate subject to applicable legal requirements, required corporate approvals and the terms of any applicable plans, policies, programs and practices; and it is understood and agreed that no such changes shall constitute a breach of the Employment Agreement or this Agreement, be deemed to be a termination of Executive’s employment without Good Cause (under this

Agreement or the Employment Agreement) or be deemed to give rise to Good Reason. Executive further understands and agrees that the Offer and Merger will result in changes in job titles, reporting lines and duties as a result of the Company becoming a Subsidiary of Parent and the subsequent evolution of the businesses of the Company, Parent and their Affiliates, and that the Company and its Affiliates will be entitled to change Executive’s reporting lines, job title(s) and duties in the future to address business needs (including changes that result in Executive holding a position or performing duties for an Affiliate of the Company), so long as Executive continues to be employed in an executive-level position; and it is understood and agreed that no such changes shall constitute a breach of the Employment Agreement or this Agreement, be deemed to be a termination of Executive’s employment without Good Cause (under this Agreement or the Employment Agreement) or be deemed to give rise to Good Reason.

     2.5 Termination of Key Executive Severance Plan Rights. Effective as of the date of this Agreement, all rights and entitlements of Executive under the Company’s Key Executive Severance Plan and the Letter Agreement dated July 23, 2003, between Executive and the Company thereunder are hereby terminated and canceled; and Executive shall hereafter cease to be a participant under such plan. In addition, Executive agrees that, except for the severance entitlements expressly provided for in the Employment Agreement, he will not have any right or entitlement to severance or other compensation following the termination of his employment with the Company and its Affiliates.

     2.6 No Payment for Shares; No Increase in Compensation or Benefits. Executive and the Company each hereby confirm and agree that all payments and other obligations owing from the Company to Executive under the Employment Agreement or otherwise are in respect of Executive’s employment by the Company, and are in no way are related to the purchase of shares of Company Common Stock pursuant to the Offer. In the event any such payments are found by a court of competent jurisdiction to represent payments in respect of shares of Company Common Stock pursuant to the Offer, Executive hereby agrees to waive any right to such payment and to reimburse the Company for any such payment. For the avoidance of any doubt, nothing in this Agreement is intended to cause the level of compensation or benefits provided to Executive by the Company to be increased, enhanced or improved in any way.

ARTICLE III

LIQUIDATED DAMAGES; ESCROW OF FUNDS

     3.1 Acknowledgements. Executive acknowledges and understands that his continued service and loyalty to the Company and its Affiliates after the Merger is, in Parent’s and the Company’s view, critical to preserving and assuring the value of the business being acquired by Parent through the Merger Agreement, and that Parent would not enter into the Merger Agreement or proceed with the Offer or Merger absent Executive’s promise and commitment continuously to serve as a regular full-time executive employee of the Company through the second anniversary of the Closing Date. Executive further acknowledges and agrees that (i) Parent, the Company and their Affiliates will suffer substantial economic loss and damages if Executive fails continuously to serve as a regular full-time executive employee of the Company (and/or one or more Affiliates of the Company) through the second anniversary of the Closing Date, (ii) the amount of such loss and damages is and would be incapable of precise estimation,

(iii) the liquidated damages specified in Section 3.2 below are, in the view of the Company, Parent and Executive, reasonable estimates of the amount of the actual loss and damages Parent and the Company would suffer in the event Executive fails to so serve the Company through such date, and are not disproportionate to such loss and damages, and (iv) the liquidated damages specified in Section 3.2 are not intended as and do not constitute a penalty.

     3.2 Liquidated Damages.

     (a) In the event that Executive’s employment with the Company (and all Affiliates of the Company) is terminated prior to the first anniversary of the Closing Date, by (i) the Company (or an Affiliate of the Company) for Good Cause (as defined below) or (ii) Executive without Good Reason, then, on the later to occur of the third (3rd) Business Day after the date Executive’s employment is terminated or the Closing Date (the “Payment Date”), Executive shall be obligated to pay, transfer, deliver and forfeit to the Company, as liquidated damages, all of the Escrowed Property (as defined below). In such event, the Company shall be entitled, at any time on or after the Payment Date, to direct and cause Escrow Agent (as defined below) to transfer and deliver, on Executive’s behalf, all of the Escrowed Property to the Company.

     (b) In the event that Executive’s employment with the Company (and all Affiliates of the Company) is terminated on or after the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date, by (i) the Company (or an Affiliate of the Company) for Good Cause or (ii) Executive without Good Reason, then, on the Payment Date, Executive shall be obligated to pay, transfer, deliver and forfeit to the Company, as liquidated damages, all of the Escrowed Property then held by Escrow Agent. In such event, the Company shall be entitled, at any time on or after the Payment Date, to direct and cause Escrow Agent to transfer and deliver, on Executive’s behalf, all of the Escrowed Property to the Company.

     (c) In the event that Executive’s employment with the Company (and all Affiliates of the Company) is terminated by the Company without Good Cause or as a result of Executive’s death or Total and Permanent Disability (as defined in the Employment Agreement) or Executive resigns his employment with the Company for Good Reason, (i) Executive shall have no obligation to pay or deliver liquidated damages to the Company under this Section 3.2, and (ii) immediately after such termination or resignation, Executive shall be entitled to direct and cause Escrow Agent to transfer and deliver to Executive all the Escrowed Property then held by Escrow Agent.

     (d) In the event that Executive remains a regular full-time executive employee of the Company or an Affiliate of the Company on the first anniversary of the Closing Date, Executive shall be immediately entitled to direct and cause Escrow Agent to transfer and deliver to Executive fifty percent (50%) of the Escrowed Property then held by Escrow Agent (measured in accordance with its then-current fair market value); and the remainder of the Escrowed Property shall remain subject to Sections 3.2(b) and 3.2(c).

     (e) In the event that Executive serves as a regular full-time executive employee of the Company or an Affiliate of the Company through and including the second anniversary of the Closing Date, then at any time on or after such second anniversary date, Executive shall be entitled to direct and cause Escrow Agent to transfer and deliver to Executive all of the Escrowed Property then held by Escrow Agent.

     3.3 Escrow Account.

          (a) The parties hereby agree that J.P. Morgan, Branch Banking & Trust or any other bank mutually agreeable to the parties will serve as escrow agent hereunder (the “Escrow Agent”). Prior to the Closing Date, the Company, Escrow Agent and the Executive shall execute an escrow agreement substantially in the form attached hereto as Exhibit C, subject to any changes proposed by Escrow Agent which are reasonably acceptable to Parent, the Company and Executive (the “Escrow Agreement”).

          (b) On the Closing Date, immediately after Executive receives the cash payment from the Company in connection with the cancellation of his vested Company Stock Options pursuant to Section 3.3(a) of the Merger Agreement (less any deduction by the Company for required withholding of Taxes pursuant to Section 3.3(b) of the Merger Agreement) (the “After Tax Option Proceeds”), Executive shall apply and utilize the After Tax Option Proceeds to purchase from the Company, and the Company shall sell to Executive, free and clear of all Liens, marketable obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities with maturities of two years or less having an aggregate fair market value equal to U.S. $8,000,000 (the “Escrow Securities”). The purchase price for the Escrow Securities shall be U.S. $8,000,000 and shall be payable in full by Executive on the Closing Date, in cash by wire transfer of immediately available funds to the bank account designated by the Company at least two (2) business days prior to the Closing Date.

          (c) On the Closing Date, immediately after purchasing the Escrow Securities from the Company pursuant to Section 3.3(b) and in accordance with the terms of the Escrow Agreement, Executive shall deliver to, and deposit with, Escrow Agent, free and clear of all Liens, all of the Escrow Securities for disbursement in accordance with the terms of the Escrow Agreement and this Agreement (the Escrow Securities, together with all proceeds and reinvestments thereof and all interest and income earned thereon, being referred to herein as the “Escrowed Property”). The Escrowed Property shall be available, in accordance with the terms of the Escrow Agreement and this Agreement, to satisfy Executive’s liquidated damages obligations under Section 3.2.

          (d) Executive shall timely file an election pursuant to Section 83(b) of the Code with respect to the transactions described in Sections 3.3(b) and 3.3(c).

     3.4 Exclusive Remedy. The liquidated damages specified in Section 3.2 shall be the sole and exclusive remedy for the Company and its Affiliates in connection with any failure of Executive continuously to serve as a regular full-time executive employee of the Company (and/or an Affiliate of the Company) through the second anniversary of the Closing Date. Notwithstanding the preceding sentence, neither the provisions of this Article III nor any payment of liquidated damages by Executive hereunder shall limit the legal or equitable remedies available to the Company and its Affiliates to redress any breach by Executive of his obligations under the Existing Agreements or this Agreement (excluding any breach solely arising from an election by Executive to resign or otherwise terminate his employment with the

Company for other than Good Reason) even if such breach directly or indirectly resulted in the termination of his employment with the Company (or an Affiliate of the Company).

     3.5 Good Cause. For purposes of this Agreement, “Good Cause” shall have the meaning given to such term in the Employment Agreement except that the phrase “which involves personal profit” set forth in clause (C) of such definition shall be omitted.

     3.6 Good Reason. For purposes of this Agreement, “Good Reason” means, as of a given date, the occurrence not more than sixty (60) days prior to such date of any of the following: (a) relocation of Executive’s principal work location by more than fifty (50) miles from the Company’s current location in Fairfax, Virginia; provided, however, that any relocation of Executive’s principal work location to his residence shall not constitute Good Reason; (b) a reduction in the base salary paid to Executive by the Company after the Merger from Executive’s base salary in effect on April 1, 2005; (c) a fundamental change in Executive’s position that results in Executive ceasing to be employed at an executive-level or the assignment of duties and responsibilities to Executive that are not, in the aggregate, consistent with those of an executive level position; or (d) a material breach by the Company of its obligations under the Employment Agreement, unless Executive in writing consents to such relocation, reduction, change or waives such breach; provided, however, that the occurrences described above shall not constitute Good Reason if they occur prior to the Effective Time or if the Company or an Affiliate of the Company cures such occurrences within thirty (30) Business Days from receipt by Parent and the Company of written notice thereof from Executive; and provided, further, that the occurrence described in clause (c) of this sentence shall not be deemed to have occurred by reason of Executive’s position, duties or responsibilities no longer being consistent with Executive’s current position of President or being performed for Company and/or its Affiliates, which are part of a larger organization on or after the Closing Date.

ARTICLE IV

NON-COMPETITION AND NON-SOLICITATION

     4.1 Acknowledgments.

          (a) Executive acknowledges that the Company and its Affiliates have expended and shall continue to expend substantial amounts of time, money and effort to develop business strategies, employee and customer relationships, relationships and goodwill and build an effective organization. Executive acknowledges that during Executive’s prior employment and association with the Company, Executive has become familiar with the Company’s and its Affiliates’ Confidential Information (as defined below), including trade secrets, and that following the consummation of the Offer and Merger, Executive will become familiar with further Confidential Information of the Company and its Affiliates, including trade secrets, and that Executive’s services are of special, unique and extraordinary value to the Company and its Affiliates. Executive acknowledges that the Company and its Affiliates have a legitimate business interest and right in protecting such Confidential Information, goodwill, employee and customer relationships, and that the Company and its Affiliates would be seriously damaged by the disclosure of such Confidential Information and the loss or deterioration of their relationships with customers, employees, consultants, contractors, subcontractors or agents. Executive further acknowledges that the Company and its Affiliates and their respective successors are entitled to protect and preserve the going concern value of the Company and its Affiliates to the fullest extent permitted by law and that Parent and Purchaser would not have entered into the Merger Agreement without Executive’s agreement to enter into this Agreement.

          (b) Executive acknowledges (i) that the business of the Company and its Affiliates is and will continue to be international in scope and without geographical limitation and (ii) notwithstanding the state of incorporation or principal office of the Company and its Affiliates, or the location of any of its or their executives or employees (including, without limitation, Executive), it is expected that the Company and its Affiliates will have business activities and have valuable business relationships within their respective industries throughout the United States and the world. In addition, Executive agrees and acknowledges that the potential harm to the Company and its Affiliates of the non-enforcement of this Article IV outweighs any potential harm to Executive of its enforcement by injunction or otherwise. Executive acknowledges that he has carefully read this Agreement and has given careful consideration to the restraints imposed upon Executive by this Agreement, and is in full accord as to their necessity for the reasonable and proper protection of Confidential Information and other legitimate business interests of the Company and its Affiliates now existing or to be developed in the future. Executive expressly acknowledges and agrees that each and every restraint imposed by this Agreement is reasonable with respect to subject matter, time period and geographical area.

          (c) In light of the foregoing acknowledgments and the substantial cash consideration to be paid to Executive and his Affiliates under the Merger Agreement, Executive agrees that the covenants contained in this Article IV are reasonable and properly required for the adequate protection of the businesses and goodwill of the Company and Parent. Executive further acknowledges that although Executive’s compliance with the covenants contained in this Article IV may prevent Executive from earning a livelihood in a business similar to the businesses of the Company and its Affiliates, Executive’s experience and capabilities are such that Executive has other opportunities to earn a livelihood and has and will have adequate means of support for Executive and Executive’s dependents.

     4.2 Non-Competition and Non-Solicitation.

          (a) Executive agrees that Executive shall not, and shall cause his Affiliates not to, while Executive is an employee of the Company or any of its Affiliates, and for a period of the longer of (x) three (3) years following the Closing Date under the Merger Agreement and (y) two (2) years following the date of termination of Executive’s employment with the Company and its Affiliates or one (1) year following such date of termination if it occurs after the third anniversary of the Closing Date (the longer of such periods, the “Restriction Period”), directly or indirectly (other than in Executive’s capacity as an officer, director or employee of the Company or an Affiliate of the Company):

     (i) own, manage, control, operate, participate in, consult with, advise, invest in, finance, render services for, act as an officer, director, partner, member, employee, consultant or agent of, guarantee the obligations of, license intellectual property to, or in any manner engage in any activities or businesses in any city, county or state of the United States or any other geographic area in which the Company is or has engaged in business (or has actively considered engaging in business) at any time during the period of Executive’s employment with the Company and/or its Affiliates (the “Restricted Area”), that are, directly or indirectly, substantially in competition with the Company and/or any business conducted by any Affiliates of the Company and in which Executive was directly involved during the period of his employment with the Company or any of its Affiliates (collectively, “Competitive Activities”), including without limitation (A) designing, researching, developing, producing, creating, marketing, licensing, providing or selling goods or services of the type marketed, licensed, provided or sold by, or under active design or development by, the Company (or any Affiliate of the Company if Executive had any involvement therewith) at any time during the period of Executive’s employment with the Company and/or its Affiliates; (B) providing consulting, technical, program management, program oversight or other services that are competitive to those services provided by the Company (or any Affiliate of the Company if Executive had any involvement therewith) at any time during the period of Executive’s employment with the Company and/or its Affiliates, (C) soliciting or attempting to solicit any current or former customer, supplier, licensee or other business relation of the Company or its Affiliates or prospective customer, supplier, licensee or business relation, to purchase any goods or services of the type sold by the Company (or any Affiliate of the Company if Executive had any involvement therewith) from anyone other than the Company or its Affiliates, or to cease doing business with the Company or any of its Affiliates, or otherwise to interfere in any way with the relationship between such former, current or prospective customer, supplier, licensee or business relation and the Company or its Affiliates; and (D) assisting any Person in any way to do, or attempt to do, anything prohibited by (A) through (C) above (for purposes of this Agreement and the Employment Agreement, it is understood and agreed that “customer” includes any Governmental Entity or agency, division, subdivision thereof, or any prime contractor or subcontractor);

     (ii) perform any action, activity or course of conduct that is substantially detrimental to the businesses or business reputations of the Company or any of its Affiliates, including (A) soliciting, recruiting, hiring, engaging or attempting to hire or engage, whether on Executive’s own behalf or the behalf of any other Person, any employees, contractors or consultants of the Company or its Affiliates or Persons who have worked or provided services for the Company or any of its Affiliates; provided, however, that the restrictions set forth in this Section 4.2(a)(ii)(A) shall not apply to persons whose employment or relationship with the Company (or an Affiliate of the Company) was terminated more than twelve (12) months prior to such solicitation, recruitment, hiring, engagement or attempted hiring or engagement; (B) soliciting or encouraging any employee, contractor or consultant of the Company or its Affiliates to leave the employment of or cease providing services for the Company or its Affiliates; and (C) intentionally interfering with the relationship of the Company or its Affiliates with any Person who or which is employed by or otherwise engaged to perform services for the Company or its Affiliates; or

     (iii) establish or assist any other Person in establishing in the Restricted Area any new business which engages in Competitive Activities.

          (b) The Restriction Period shall be tolled during (and shall be deemed automatically extended by) any period in which Executive knowingly violated the provisions of this Section 4.2.

          (c) Notwithstanding anything to the contrary contained in this Agreement, the foregoing covenants will not be deemed breached as a result of (i) Executive’s passive ownership of less than an aggregate of one percent (1%) of any class of publicly-traded securities of a Person engaged, directly or indirectly, in Competitive Activities, or (ii) Executive’s service on the board of directors of any corporation on whose board the Board of Directors of the Company has, by resolution, permitted Executive to serve.

     4.3. Nondisclosure of Confidential Information.

          (a) Executive acknowledges that all Confidential Information of the Company and its Affiliates obtained by Executive while employed by the Company or its Affiliates (both prior to and following the date hereof) are the property of the Company and/or such Affiliates, as applicable. Therefore, for so long as Executive serves as an officer, director or employee of the Company or any of its Affiliates and at all times thereafter, Executive agrees that Executive shall not copy and distribute, furnish or otherwise disclose to any unauthorized Person or utilize, any Confidential Information without the prior written consent of (x) the President of Parent or his or her duly authorized designee (in the case of Confidential Information of Parent or its Affiliates (other than the Company and its Subsidiaries)) and (y) the Company Board (in the case of Confidential Information of the Company and its Subsidiaries), other than in a good faith effort to promote the interests of the Company and its Affiliates, unless and to the extent that any Confidential Information becomes generally known to and available for use by the public other than as a result of Executive’s acts or omissions or as required by law or as ordered by a court; provided, however, that in any such event, (A) Executive shall promptly notify in writing the Company or Parent (as the case may be), and consult with and assist the Company or Parent (as the case may be), in seeking a protective order or request for other appropriate remedy, (B) in the event that such protective order or remedy is not obtained, or if the Company or Parent (as the case may be), waive compliance with the terms hereof, Executive shall disclose only that portion of the Confidential Information which, in the written opinion of the Executive’s legal counsel, is legally required to be disclosed and shall exercise its commercially reasonable efforts to assure that confidential treatment shall be accorded to such Confidential Information by the receiving Person and (C) the Company or Parent (as the case may be), shall be given an opportunity to review the Confidential Information prior to disclosure thereof.

          (b) For purposes of this Agreement, “Confidential Information” means all secret, confidential or proprietary information, knowledge or data (whether or not in written form) of or relating to the Company or any of its Affiliates, or their customers, suppliers or contractors or any other third parties in respect of which the Company or its Affiliates has or has had or may have a business relationship or owes or has owed a duty of confidentiality, or their respective businesses or products (current, former and prospective), and that is not known to the public generally other than as a result of the Executive’s breach of this Agreement, including but not limited to: technical information or reports; trade secrets; unwritten knowledge and “know-how”; operating instructions; training manuals; customer lists; customer buying records and habits; product sales records and documents, and product development, marketing and sales strategies; market surveys; marketing plans; profitability analyses; product cost; long-range plans; information relating to pricing, competitive strategies and new product development; information relating to any forms of compensation or other personnel-related information; contracts; and supplier lists. Without limiting the foregoing, the existence of, and any information concerning, any dispute between Executive and the Company or its Affiliates shall constitute Confidential Information, except that Executive may disclose information concerning such dispute to the court or arbitrator that is considering such dispute or to Executive’s legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of such dispute).

     4.4. Return of Property. Executive acknowledges that all notes, memoranda, specifications, devices, formulas, plans, reports, records, files, lists, drawings, documents, models, equipment, property, computer and computer tapes, printouts, software or intellectual property, and other documents and data relating to the businesses of the Company or its Affiliates in whatever form (including electronic), and all copies thereof, that are received or created by Executive while an officer, director or employee of the Company or an Affiliate of the Company (including but not limited to Confidential Information), whether prior to or following the date hereof, are and shall remain the property of the Company or its Affiliates; and Executive shall immediately return such property to the Company or its Affiliates (as the case may be) upon the termination of Executive’s employment and, in any event, at the Company’s or its Affiliate’s request (whether during or after Executive’s employment with the Company). Executive further agrees that any property situated on the premises of the Company or its Affiliates and owned by any of the foregoing, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by personnel of the Company or its Affiliates at any time with or without notice.

     4.5. Notification of Subsequent Employer. Executive hereby agrees that prior to accepting employment with any other Person, Executive shall provide such prospective employer with written notice of such provisions of this Agreement, with a copy of such notice delivered simultaneously to the Company.

     4.6. Non-Disparagement. During the Restriction Period, Executive shall not, whether in writing or orally, criticize (excluding criticism shared internally within the Company and its Affiliates made in furtherance of Executive’s duties as an executive level employee of the Company or any of its Affiliates), denigrate or disparage the Company, any of its Affiliates or any of their current or former directors, officers, employees, executives, agents or representatives, or any of their respective direct and indirect successors, with respect to any of their respective past or present activities, or otherwise publish (whether in writing or orally) statements that tend to portray any of the aforementioned parties in an unfavorable light.

     4.7 Severance Entitlement. In the event Executive breaches any provision of this Article IV while he is entitled to receive severance pay pursuant to Section 5.1.2 of the Employment Agreement, he shall thereafter cease to have any further right to receive severance pay pursuant to said Section.

     4.8 No Inconsistent Actions. Executive hereby agrees not to, directly or indirectly, knowingly take or cause the taking of any action that would make his representations and warranties contained in this Agreement incorrect or restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated hereby.

ARTICLE V

CONDITION OF PURCHASE; CONSIDERATION

     Executive agrees that the provisions of, covenants provided for in this Agreement, including the term of the Restricted Period, the geographical area encompassed in such covenants and the liquidated damages payment obligations, are necessary and reasonable in order to protect Parent, the Company, utilization of the Company’s assets, tangible and intangible, including goodwill, and to preserve and protect the business and tangible and intangible assets of the Company and its Affiliates, including their goodwill, and the customers and trade secrets of which Executive has and will have knowledge, and in consideration for Parent and Purchaser entering into and performing under the Merger Agreement. The Company and Executive agree that the execution, delivery and performance of this Agreement is in consideration of and a condition to the consummation of the Merger, and the parties do not ascribe and cannot ascribe a separate consideration or value to the covenants provided in this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF EXECUTIVE

     Executive hereby represents, warrants and covenants to Parent and the Company as follows:

     6.1 Power and Authority, etc. Executive has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Executive and constitutes a legal, valid and binding obligation of Executive, enforceable against Executive in accordance with its terms. Based upon his existing rights with respect to vested in-the-money Company Stock Options, Executive shall be entitled at the Closing to After Tax Option Proceeds in an amount sufficient to purchase the Escrow Securities.

     6.2 No Conflicts; Required Filings and Consents. The execution and delivery of this Agreement by Executive does not, and the performance of this Agreement by Executive will not, (a) conflict with or violate any Law, Judgment or Permit applicable to Executive or by which Executive or any of his properties is bound or affected, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the property or assets of Executive pursuant to, any Contract or other instrument or obligation to which Executive is a party or by which Executive or any of his properties is bound or affected (including any trust to which Executive is party or pursuant to which he serves as trustee).

     6.3 Rule 14d-10. This Agreement does not restrict in any manner the rights Executive or any other parties to the Stockholders Agreements have under any Law (including without limitation Rule 14d-10 under the Exchange Act); Executive’s receipt of the Offer Consideration pursuant to the Offer satisfies in full all legal requirements in respect thereto (including without limitation Rule 14d-10 under the Exchange Act); and Executive is not entitled to any additional consideration in connection with the Offer or the Merger pursuant to any Law in respect thereto (including without limitation Rule 14d-10 under the Exchange Act).

ARTICLE VII

GENERAL PROVISIONS

     7.1 Amendment. At any time, the parties may amend, modify and supplement this Agreement in any and all respects. Any such amendment, modification or supplement shall be valid only if set forth in a written instrument executed and delivered by each of the parties.

     7.2 Extension; Waiver. At any time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. A waiver by any party of any agreement or condition contained in this Agreement shall not be construed to be a waiver of any succeeding breach thereof or of any other condition or agreement herein contained.

     7.3 Fees and Expenses. Each party shall bear all of his or its own respective fees and expenses incurred by such party in connection with the negotiation and performance of this Agreement, and no party may recover any such fees and expenses from any other party upon any termination of this Agreement or the Merger Agreement.

     7.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered by hand, by facsimile transmission, or by courier or overnight carrier to the persons at the addresses set forth below:

          (a) If to the Company:

PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
Attention: General Counsel
Facsimile No.: (703) 679-4700

with a copy to Parent:

Nortel Networks Inc.
220 Athens Way, Suite 300
Nashville, Tennessee 37228-1397
Attention: Lynn Egan / Corporate Secretary
Facsimile No.: (615) 432-4067

          (b) If to Executive, to the address set forth below Executive’s name on the signature page hereof.

Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

     7.5 Entire Agreement. This Agreement (including the Exhibits hereto) and the Employment Agreement (as amended hereby) constitute the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

     7.6 Parent as Intended Third Party Beneficiary. Parent is an express third party beneficiary of this Agreement. Neither the Company nor Executive shall amend, terminate, modify or waive any provision of this Agreement without the prior written consent of Parent.

     7.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent may assign its rights as a third party beneficiary under this Agreement to any of its Affiliates without the consent of the other parties hereto and that the Company may assign this Agreement and Parent may assign its rights under this Agreement without the consent of the other parties hereto to any other Person that acquires (whether by purchase, merger, consolidation or otherwise) all or substantially all of the business and/or assets of the Company and/or Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

     7.8 Severability. If a final and non-appealable judicial determination is made that any of the provisions of this Agreement or the Employment Agreement constitutes an unreasonable restriction or otherwise is unenforceable, the provisions of this Agreement or the Employment Agreement will not be rendered void but will be deemed to be modified to the minimum extent necessary to remain in force and effect for the greatest period and to such extent as such court may determine constitutes a reasonable or valid restriction or provision under the circumstances. The parties agree that the court making the determination of unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any unenforceable term or provision with a term or provision that is enforceable and that comes closest to expressing the intention of the unenforceable term or provision, and this Agreement or the Employment Agreement shall be enforceable as so modified. Moreover, notwithstanding the fact that any provision of this Agreement or the Employment Agreement is determined not to be specifically enforceable, the Company will nevertheless be entitled to recover monetary damages as a result of Executive’s breach of such provision. If the court declines to enforce this Agreement or the Employment Agreement, in whole or in part, the parties agree to modify this Agreement to provide the Company with the maximum protection of the Company’s business interests as allowed by law and to be bound by this Agreement as modified. If any provision of this Agreement shall nonetheless be declared ambiguous, unenforceable or invalid, the remainder of this Agreement shall remain in full force and effect, and the Agreement shall be read as if the ambiguous, unenforceable or invalid provision was not contained herein.

     7.9 Counterparts and Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement. This Agreement shall become effective between the Company and Executive when counterparts have been signed by each such party hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

     7.10 Interpretation. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All references to Affiliates of the Company contained herein shall be deemed to include Parent and its Affiliates from and after the Effective Time. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

     7.11 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Virginia or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the Commonwealth of Virginia.

     7.12 Remedies. Executive acknowledges that a violation by Executive of any of the covenants contained in Article IV would cause irreparable damage to the Company and its Affiliates in an amount that would be material but not readily ascertainable, and that any remedy at law (including the payment of damages) would be inadequate. Accordingly, Executive agrees that, notwithstanding any provision of this Agreement to the contrary, the Company and Parent shall be entitled (without the necessity of showing economic loss or other actual damage) to injunctive relief (including temporary restraining orders, preliminary injunctions and/or permanent injunctions) in any court of competent jurisdiction for any actual or threatened breach of any of the covenants set forth in Article IV in addition to any other legal or equitable remedies it may have. The preceding sentence shall not be construed as a waiver of the rights that the Company or Parent may have for damages (including liquidated damages under Article III) under this Agreement or otherwise, and all rights of the Company and Parent shall be unrestricted. Without limiting the generality of the foregoing, the Company and Parent shall be entitled to recover from Executive all litigation costs and attorneys’ fees and expenses incurred by the Company and Parent in any suit, action or proceeding arising out of or relating to any breach or threatened breach of the covenants set forth in Article IV (whether the Company or Parent seeks enforcement of this Agreement or seeks relief from Executive’s violation of this Agreement). No remedy conferred upon or reserved to any party herein is intended to be exclusive of any other remedy and every remedy shall be cumulative and in addition to every other remedy herein or now or hereafter existing at law, in equity or by statute.

     7.13 Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the Commonwealth of Virginia in any action or proceeding arising out of or relating to this Agreement or the Employment Agreement, or any of the transactions contemplated hereby or thereby, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the Employment Agreement or any of the transaction contemplated hereby or thereby in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.4. Nothing in this Section 7.13, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

     7.14 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE EMPLOYMENT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

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     EXECUTIVE ACKNOWLEDGES THAT HE HAS CAREFULLY READ THIS AGREEMENT AND UNDERSTANDS AND AGREES TO ALL OF THE PROVISIONS IN THIS AGREEMENT.

     IN WITNESS WHEREOF, the parties have executed this Non-Competition and Commitment Agreement as of the date first written above.

PEC SOLUTIONS, INC.

Date of Execution: April 25, 2005	By:	/s/ David C. Karlgaard

Name: David C. Karlgaard
Title: Chief Executive Officer

PAUL G. RICE

Date of Execution: April 25, 2005	By:	/s/ Paul G. Rice

Address: [REDACTED]

Phone: [REDACTED]
Fax: [REDACTED]